Saturna Capital Corporation will continue to subsidize certain Sextant Funds and the Sustainable Funds by waiving Saturna's management fee and, to the extent necessary, reimburse expenses, to limit the total net annual operating expenses (excluding taxes, commissions, and extraordinary expenses) of each Fund listed below, through March 31, 2021, as listed in the table below. Voluntary Advisory Fee Waivers Memorandum

Expense Limitation and Fee Waiver Agreement

To:	Board of Trustees of Saturna Investment Trust
From:	Saturna Capital Corporation
Date:	December 14, 2021

Saturna Capital Corporation will continue to subsidize certain Sextant Funds and the Sustainable Funds by waiving Saturna's management fee and, to the extent necessary, reimburse expenses, to limit the total net annual operating expenses (excluding taxes, commissions, and extraordinary expenses) of each Fund listed below, through March 31, 2023, as listed in the table below.

Fund	Annual Total Net Operating Expenses
Short Term Bond Fund	0.60%
Bond Income Fund	0.65%
Global High Income Fund	0.75%
Saturna Sustainable Equity Fund	0.75%
Saturna Sustainable Bond Fund	0.65%

The undertakings described above may be canceled with respect to any of these Funds only with the consent of the Board of Trustees or the termination of the management contract of any such Fund with the Adviser.

SATURNA INVESTMENT TRUST By: /s/ Jane K. Carten Name: Jane K. Carten Title: President	SATURNA CAPITAL CORPORATION By: /s/ Jane K. Carten Name: Jane K. Carten Title: President